UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Charter Communications, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

16117M107
(CUSIP Number)
W. Lance Conn Charter Investment, Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 342-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 404,990,287 Shares (1)
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 404,990,287 Shares (1)
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 404,990,287 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 51.36% beneficial ownership of Class A Common Stock (2) / 90.82% voting power (3)
14.	Type Of Reporting Person (See Instructions) IN

(1) Represents (A) 28,467,421 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer, (C) 64,356 shares of unvested restricted stock, and (D) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 361,566,958 Class A Common Membership Units ("Class A Units") of Charter Communications Holding Company, LLC ("Charter Holdco") held by Charter Investment, Inc. ("CII") including the exchange of the CCHC Note into 37,266,479 Class A Units, and (c)  14,831,552 Class C Common Membership Units ("Class C Units") of Charter Holdco held by CII.  CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (Class A Units and Class C Units collectively, the "Class B Common Stock

Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.  Mr. Allen is the sole stockholder of CII.  Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by CII.  Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.  The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Charter Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 376,398,510 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 376,398,510 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,398,510 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 47.73% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units ("Class A Units") and Class C Common Membership Units ("Class C Units" and together with Class A Units, the "Class B Stock Common Equivalents") of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Charter Investment, Inc. ("CII"). Assumes the exchange of the CCHC Note into 37,266,479 Class A Units.  CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.  Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns.  Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.  The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

This Amendment No. 12 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8, 2002, the seventh amendment, as filed with the SEC on December 15, 2003, the eighth amendment, as filed with the SEC on November 9, 2005, the ninth amendment, as filed with the SEC on August 15, 2007, the tenth amendment, as filed with the SEC on December 24, 2008, and the eleventh amendment, as filed with the SEC on January 6, 2009 (as amended, the "Schedule 13D").  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

The persons filing this statement are Paul G. Allen and Charter Investment, Inc. ("CII" and together with Paul G. Allen, the "Reporting Persons").  Mr. Allen's business address is: c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.  Mr. Allen is Chairman of the board of directors of the Issuer and CII.  Mr. Allen is also the sole stockholder of CII.

CII is a Delaware corporation, the principal business of which is holding equity interests in Charter Communications Holding Company, LLC ("Charter Holdco"), a subsidiary of the Issuer, and performing various services relating to the cable assets held indirectly by Charter Holdco and the Issuer.  CII is also the successor by merger to Vulcan Cable III Inc. ("Vulcan Cable"), of which Mr. Allen was the sole shareholder.  The address of CII's principal office is 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.  Mr. Allen and each of CII's executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are as follows:

Paul G. Allen, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of CII and of the Issuer.  Mr. Allen is also the sole stockholder of CII.  Mr. Allen is the brother of Ms. Patton.

Jo Allen Patton, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Ms. Patton is a director and the President of CII.  Ms. Patton is the sister of Mr. Allen.

W. Lance Conn, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.  Mr. Conn is a Vice President of CII.

Susan Drake, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.  Ms. Drake is a Vice President of CII.

William L. McGrath, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.  Mr. McGrath is a Vice President and the Secretary of CII.

During the last five years, Mr. Allen and CII have not, nor, to the best knowledge of Mr. Allen and CII, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On February 11, 2009, the Reporting Persons reached an agreement in principle (the "Restructuring Agreement") with the Issuer regarding a financial restructuring of the Issuer, CII, Charter Holdco and their subsidiaries.  The Restructuring Agreement provides for the concurrent and joint filing by the Issuer and its subsidiaries and CII for chapter 11 relief, joint administration of their bankruptcy cases and implementation of the proposed restructuring pursuant to a joint plan of reorganization (the "Joint Plan").  The Issuer, its subsidiaries and CII expect to institute chapter 11 proceedings to implement the Joint Plan on or before April 1, 2009.

Under the Joint Plan, and upon consummation thereof, the Reporting Persons would receive, in settlement of their rights, claims and remedies against the Issuer and its subsidiaries, and in addition to any amounts received by virtue of their holding any claims of the type described in the next following paragraph, (i) shares of new Class B Common Stock in the Issuer representing 2% of the Issuer's equity value after giving effect to the rights offering contemplated by the Joint Plan, but prior to the issuance of warrants and equity-based awards provided for by the Joint Plan, (ii) seven year warrants to purchase shares of new Class A Common Stock in the Issuer in an amount equal to 4% of the Issuer's equity value after giving effect to the rights offering contemplated by the Joint Plan, but prior to the issuance of warrants and equity-based awards provided for by the Joint Plan, (iii) $175 million in cash and (iv) new CCH II, LLC ("CCH II") notes in an aggregate principal amount of $85 million.  In addition, the Reporting Persons would retain a 1% direct equity interest in Charter Holdco, and a right to exchange all or a portion of such interest into new Class A Common Stock of the Issuer after the effective date of the Joint Plan.  The Reporting Persons would also receive reimbursement for up to $20 million of their fees and expenses in connection with the proposed restructuring.  The Joint Plan further provides that, following consummation of the financial restructuring, the Reporting Persons would hold at least 35% of the combined voting power of the Issuer and would have the right to nominate no less than 35% of the members of the Issuer's board of directors.  The new Class B Common Stock will be subject to significant restrictions on transfer.

The Restructuring Agreement provides, among other things, for a refinancing of existing debt at CCH II and a reduction of existing debt of the Issuer and its subsidiaries.  The funding required by the financial restructuring contemplated by the Joint Plan is expected to be satisfied by cash from operations, an exchange of debt of CCH II and CCH I, LLC ("CCH I") for other debt at CCH II, the issuance of additional debt, and the proceeds of an equity offering for which the Issuer has received a back-stop commitment from certain of its noteholders.  The Restructuring Agreement, including the back-stop commitments, is subject to various conditions.

The Restructuring Agreement further contemplates that, without limitation, pursuant to the Joint Plan and upon consummation thereof (i) the notes and bank debt of Charter Communications Operating, LLC and CCO Holdings, LLC will remain outstanding, (ii) holders of notes issued by CCH II will receive new notes issued by CCH II ("New CCH II Notes") or cash on account of their claims, (iii) holders of notes issued by CCH I will receive shares of new Class A Common Stock in the Issuer and New CCH II Notes, (iv) holders of notes issued by CCH I Holdings, LLC and Charter Communications Holdings, LLC will receive warrants to purchase shares of new Class A Common Stock in the Issuer, (v) holders of convertible notes issued by the Issuer will receive cash and preferred stock issued by the Issuer, (vi) holders of common stock of the Issuer will not receive any amounts on account of their common stock, which will be cancelled, and (vii) trade creditors will be paid in full.  The recoveries summarized above are more fully described in the term sheet which forms a part of the Restructuring Agreement (the "Term Sheet").

Under the Joint Plan, if implemented, the Reporting Persons will receive releases from the holders of other claims against and interests in the Issuer and its subsidiaries.

Pursuant to the Restructuring Agreement, and so long as no termination event described therein has occurred and, if capable of cure or waiver, has not been so cured or waived, the Reporting Persons have agreed, among other things, to vote any claims they may have in favor of the Joint Plan and to not object to or take other actions inconsistent with or that would delay approval and implementation of the Joint Plan.  The Restructuring Agreement is subject to termination under certain circumstances.  The foregoing summary of the Restructuring Agreement is qualified entirely by the terms in the Restructuring Agreement (including the Term Sheet attached thereto), a copy of which is filed as Exhibit 10.26 to this Amendment No. 12 to Schedule 13D and incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a) As of February 11, 2009 (the "Reporting Date"), Mr. Allen beneficially owns 404,990,287 shares of Class A Common Stock of the Issuer, which consists of (i) 28,467,421 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer, (iii) 64,356 shares of unvested restricted stock, and (iv) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 361,566,958 Class A Common Membership Units ("Class A Units") of Charter Holdco held by CII, including as successor by merger to Vulcan Cable and including the exchange of the CCHC Note into 37,266,479 Class A Units, and (c) 14,831,552 Class C Common Membership Units ("Class C Units") of Charter Holdco held by CII, including as successor by merger to Vulcan Cable.  CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Units and Class C Units (collectively, the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.  Class B Common Stock is identical to Class A Common Stock except that Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

As of the Reporting Date, Mr. Allen's beneficial ownership represents approximately 51.36% of the shares of the Issuer's outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents, and approximately 90.82% of the voting power of the Issuer's outstanding Class A Common Stock assuming no conversion of Class B Common Stock and the Class B Common Stock Equivalents.  The calculation of these percentages assumes that 412,140,525 shares of Class A Common Stock of the Issuer are issued and outstanding, as reported in the most recent Form 10-Q of the Issuer.

Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer's Class A Common Stock.  Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

W. Lance Conn, Vice President of CII, beneficially owns 179,155 shares of Class A Common Stock.

Jo Allen Patton, director and President of CII, beneficially owns 193,896 shares of Class A Common Stock.

(b) Mr. Allen is deemed to have sole voting and dispositive power with respect to the 404,990,287 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII (which he controls). Because Mr. Allen is the ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 376,398,510 shares of Class A Common Stock beneficially owned by CII through its ownership of 361,566,958 Class A Units (including the exchange of the CCHC Note into 37,266,479 Class A Units) and 14,831,552 Class C Units of Charter Holdco.

To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common Stock actually held by the persons.

(c)

On April 29, 2008, Mr. Allen acquired beneficial ownership of 64,356 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

On April 29, 2008, Mr. Conn acquired beneficial ownership of 64,356 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

On April 29, 2008, Ms. Patton acquired beneficial ownership of 64,356 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

Restructuring Agreement

The responses to Item 4 of this Amendment No. 12 to Schedule 13D are incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

10.26	Restructuring Agreement, dated as of February 11, 2009, by and among Paul G. Allen, Charter Investment, Inc., and Charter Communications, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	PAUL G. ALLEN

	By:	/s/ Paul G. Allen

Dated: February 13, 2009	CHARTER INVESTMENT, INC.

	By:	/s/ W. Lance Conn

Name: W. Lance Conn Title: Vice President

EXHIBIT INDEX

10.26	Restructuring Agreement, dated as of February 11, 2009, by and among Paul G. Allen, Charter Investment, Inc., and Charter Communications, Inc.